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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50658

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saperston Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

172 Lake Street
(No. and Street)

Hamburg (City) — New York (State) — 14075 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen L. Saperston — (716) 649-9800 x213
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAR 01 2010

Dansa & D'Arata, LLP
(Name – *if individual, state last, first, middle name*)

Washington, DC
107

361 Delaware Avenue (Address) — Buffalo (City) — New York (State) — 14203 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karen L. Saperston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saperston Asset Management, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIAN SCHIRALLI
NOTARY PUBLIC, STATE OF NEW YORK
REGISTRATION No. 01SC6205751
QUALIFIED IN ERIE COUNTY
My Commission Expires May 11, 2013

Karen L. Saperston Pres
Signature

President
Title

Marian Schiralli
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAPERSTON ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2009 AND 2008
WITH
INDEPENDENT AUDITORS' REPORT

SAPERSTON ASSET MANAGEMENT, INC.

TABLE OF CONTENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

DANSA & D'ARATA LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Saperston Asset Management, Inc.
Buffalo, New York

We have audited the accompanying balance sheet of Saperston Asset Management, Inc. as of December 31, 2009, and the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Saperston Asset Management, Inc. as of December 31, 2008 were audited by other auditors whose report dated January 28, 2009 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saperston Asset Management, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dansa & D'Arata LLP

February 17, 2010

SAPERSTON ASSET MANAGEMENT, INC.

BALANCE SHEETS
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 624,102	$ 649,305
Accounts receivable	173,981	141,183
Other assets	20,569	30,185
Total current assets	818,652	820,673
PROPERTY AND EQUIPMENT, net	62,972	56,732
	$ 881,624	$ 877,405
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Advances from stockholder and affiliate	$ 79,741	$ 7,807
Accounts payable	18,963	61,527
Accrued expenses	50,459	69,127
Deferred income taxes	3,900	5,500
Liabilities subordinated to claims of general creditors	290,000	290,000
Total current liabilities	443,063	433,961
STOCKHOLDER'S EQUITY:		
Common stock - no par value, 1,500 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	241,314	241,314
Retained earnings	196,247	201,130
	438,561	443,444
	$ 881,624	$ 877,405

See accompanying notes to financial statements.

SAPERSTON ASSET MANAGEMENT, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUES:		
Commissions	**$ 2,704,792**	$ 3,193,360
Interest, dividends and other	**13,257**	31,548
	2,718,049	3,224,908
OPERATING EXPENSES	**2,697,770**	3,179,360
INCOME FROM OPERATIONS	**20,279**	45,548
OTHER INCOME (EXPENSES):		
Interest expense	**(26,100)**	(26,100)
Gain on sale of property and equipment	**8,884**	-
INCOME BEFORE PROVISION FOR INCOME TAXES	**3,063**	19,448
PROVISION FOR INCOME TAXES	**7,946**	9,800
NET INCOME (LOSS)	**$ (4,883)**	$ 9,648

See accompanying notes to financial statements.

SAPERSTON ASSET MANAGEMENT, INC.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
BALANCE, beginning of year	**$ 290,000**	$ 290,000
Increases (decreases)	-	-
BALANCE, end of year	**$ 290,000**	$ 290,000

See accompanying notes to financial statements.

SAPERSTON ASSET MANAGEMENT, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, January 1, 2008	$ 1,000	$ 161,314	$ 191,482	$ 353,796
Capital contribution	-	80,000	-	80,000
Net income	-	-	9,648	9,648
BALANCE, December 31, 2008	1,000	241,314	201,130	443,444
Net loss	-	-	(4,883)	(4,883)
BALANCE, December 31, 2009	$ 1,000	$ 241,314	$ 196,247	$ 438,561

See accompanying notes to financial statements.

SAPERSTON ASSET MANAGEMENT, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (4,883)	$ 9,648
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	15,936	20,248
Gain on sale of property and equipment	(8,884)	-
Deferred income taxes	(1,600)	1,900
Net changes in assets and liabilities affecting operating cash flows:		
Accounts receivable	(32,798)	(5,057)
Other assets	9,616	(5,243)
Accounts payable	(42,564)	35,635
Accrued expenses	(18,668)	16,268
Net cash provided by (used in) operating activities	(83,845)	73,399
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of property and equipment	10,000	-
Purchases of property and equipment	(23,292)	(29,422)
Net cash used in investing activities	(13,292)	(29,422)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution	-	80,000
Advances from (repayments to) stockholder and affiliate	71,934	(102,099)
Net cash provided by (used in) financing activities	71,934	(22,099)
NET CHANGE IN CASH	(25,203)	21,878
CASH AND CASH EQUIVALENTS:		
Beginning of year	649,305	627,427
End of year	$ 624,102	$ 649,305
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid during the year	$ 26,100	$ 26,100
Income taxes paid during the year	$ 5,957	$ 6,833

See accompanying notes to financial statements.

SAPERSTON ASSET MANAGEMENT, INC.

1. ORGANIZATION

Saperston Asset Management, Inc. (the "Company") was organized to conduct business as a broker-dealer in securities. The Company operates two branch offices in Western New York State and services clients throughout the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents - Cash and cash equivalents include time deposits, certificates of deposit and all highly liquid investments with original maturities of three months or less. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Accounts Receivable - At December 31, 2009 and 2008, accounts receivable primarily consisted of commissions due from the Company's clearing broker related to customer securities transactions. Based on historical experience, management believes that these amounts are fully collectible and has elected not to record an allowance for doubtful accounts as of December 31, 2009 and 2008.

Property and Equipment - Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the assets (5 to 7 years). Maintenance and repair costs are charged to expense as incurred; significant betterments are capitalized.

Customer Securities Transactions - Customer securities transactions and the related commission income and expenses are recorded on a trade date basis.

Income Taxes - Accounting principles generally accepted in the United States of America prescribe a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. At December 31, 2009 and 2008 management determined that the Company had no uncertain tax positions that would fail such recognition criteria.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Uses of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities. Accordingly, actual results may differ from these estimates.

Subsequent Events - The Company has evaluated events and transactions that occurred between January 1, 2010 and February 2, 2010, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:

	2009	2008
Vehicles	$ 54,346	$ 97,178
Equipment	33,474	24,992
	87,820	122,170
Less: accumulated depreciation	(24,848)	(65,438)
	$ 62,972	$ 56,732

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At December 31, 2009 and 2008, the liabilities subordinated to claims of general creditors represented 9% interest-bearing unsecured notes from the sole stockholder.

The following summarizes the various details of the subordinated notes:

Date of Note	Due Date	2009	2008
August 20, 1998	May 31, 2013	$ 190,000	$ 190,000
April 29, 1998	June 30, 2013	100,000	100,000
		$ 290,000	$ 290,000

The subordinated borrowings are covered by an agreement approved by the NASD and are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (see Note 7).

5. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2009, the Company received management and accounting services from Saperston Management Services, Inc. totaling $10,000. Additionally, the Company received an advance from the sole stockholder of $75,000 during the year ended December 31, 2009. Amounts due to the sole stockholder and affiliates totaled $79,741 and $7,807 at December 31, 2009 and 2008, respectively.

Interest expense related to liabilities subordinated to claims of general creditors totaled $26,100 during the years ended December 31, 2009 and 2008, respectively (see Note 4).

The Company leases office space pursuant to non-cancellable operating leases from a related party (see Note 8). Related party rent expense totaled $36,000 and $51,000 during the years ended December 31, 2009 and 2008, respectively.

Consulting fees paid to an affiliated company totaled $42,245 and $370,835 during the years ended December 31, 2009 and 2008, respectively.

6. INCOME TAXES

The provision for income taxes consisted of the following for the years ended December 31:

	2009	2008
Current:		
Federal	$ 6,000	$ 5,000
State	3,546	2,900
	9,546	7,900
Deferred:		
Federal	(1,000)	1,200
State	(600)	700
	(1,600)	1,900
Provision for income taxes	$ 7,946	$ 9,800

The provision for income taxes differs from the expected tax expense (computed by applying the U.S. federal corporate tax rate of 35% to income before income taxes) primarily as a result of graduated tax rates and state income taxes. Deferred income taxes result principally from temporary differences between the financial reporting and tax bases of depreciation.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 17a-5(a)), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009 and 2008, the Company has net capital of $640,080 and $641,219, respectively, which was $390,080 and $391,219 in excess of its required capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .24 to 1 and .22 to 1 at December 31, 2009 and 2008, respectively.

The Company's unaudited computation of net capital of $640,080 and $641,219 disclosed in Part II A of the previously filed Focus Report as of December 31, 2009 and 2008, respectively, was in agreement with the amount determined in the above paragraph.

8. COMMITMENTS AND CONTINGENCIES

Operating leases – Effective October 2008, the Company leased office space pursuant to a non-cancellable operating lease from a related party that requires monthly rental payments of $3,000 through December 2013. At December 31, 2009, future minimum rental payments due are: 2010 - $36,000; 2011 - $36,000; 2012 - $36,000; and 2013 - $36,000. Total rent and leased vehicle expense for the years ended December 31, 2009 and 2008 was $40,200 and $54,800, net of reimbursements.

Contingencies - The Company is involved in various legal matters that have arisen in the ordinary course of business. Management does not expect that the resolution of these legal matters will have a material adverse effect on the Company's results of operations, financial position or cash flows.

9. NON-CASH INVESTING AND FINANCING ACTIVITIES

During the year ended December 31, 2009, the Company traded-in one vehicle and received a credit of $23,345 for the purchase of another vehicle. Accordingly, this non-cash transaction has been excluded from the accompanying statement of cash flows.

* * * * * * * * * * * *

DANSA & D'ARATA LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

To the Board of Directors
Saperston Asset Management, Inc.

In planning and performing our audit of the financial statements and supplemental information of Saperston Asset Management, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorizations and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

361 Delaware Avenue ❖ Buffalo, New York 14202 ❖ P: [716] 842-3900 ❖ F: [716] 883-2963 ❖ www.darata.com

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily disclose all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be by anyone other than these specified parties.

February 17, 2010

SAPERSTON ASSET MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
NET CAPITAL:		
Total stockholder's equity	**$ 438,561**	$ 443,444
Additions:		
Allowable subordinated liabilities	**290,000**	290,000
Total available capital	**728,561**	733,444
Deductions:		
Non-allowable assets:		
NASD subscriptions	**3,300**	3,300
Equipment and other assets, net	**62,972**	56,732
Other assets	**5,128**	6,857
Unsecured receivables	**12,141**	20,029
	83,541	86,918
Tentative net capital	**645,020**	646,526
Haircuts:		
Money market funds	**4,938**	5,304
U.S. government agencies	**2**	3
	4,940	5,307
Net capital	**$ 640,080**	$ 641,219
Aggregate indebtedness:		
Current liabilities	**$ 149,163**	$ 138,461
Deferred income taxes	**3,900**	5,500
	$ 153,063	$ 143,961
Net capital	**$ 640,080**	$ 641,219
Minimum net capital	**250,000**	250,000
	$ 390,080	$ 391,219
Aggregated debt to net capital (allowable 15 to 1)	**.24 to 1**	.22 to 1